Exhibit 12.01

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES

	Years ended December 31,
In millions of dollars, except for ratios	2013	2012	2011	2010	2009
EXCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense (other than interest on deposits)	$9,941	$12,922	$15,678	$16,725	$17,711
Interest factor in rent expense	460	496	495	500	522
Total fixed charges	$10,401	$13,418	$16,173	$17,225	$18,233

Income
Income from continuing operations before taxes and noncontrolling interests	$19,497	$7,825	$14,722	$13,116	$(7,776)
Fixed charges (excluding preferred stock dividends)	10,401	13,418	16,173	17,225	18,233
Total income	$29,898	$21,243	$30,895	$30,341	$10,434

Ratio of income to fixed charges excluding interest on deposits	2.87	1.58	1.91	1.76	NM

INCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense	$16,177	$20,612	$24,209	$25,057	$27,902
Interest factor in rent expense	460	496	495	500	522
Total fixed charges	$16,637	$21,108	$24,704	$25,557	$28,424

Income
Income from continuing operations before taxes and noncontrolling interests	$19,497	$7,825	$14,722	$13,116	$(7,776)
Fixed charges (excluding preferred stock dividends)	16,637	21,108	24,704	25,557	28,424
Total income	$36,134	$28,933	$39,426	$38,673	$20,625

Ratio of income to fixed charges including interest on deposits	2.17	1.37	1.60	1.51	NM